from the very beginning I've been really passionate about getting my hands on ingredients directly from the farms I think I was the smallest brewery in the Northeast I was 360 square feet was my entire licensed brewery storage area bonded area everything happened in 360 square feet with stone man brewery one of the problems that I ran into was doing everything by myself you know you're up against a wall things aren't working and you know there's a way out of it you know there's a way to think through to the next challenge in front of you and so that's what I mean it took like I had to like stop brewing beer for a while and go take another job work somewhere else so now I'm still able to have stone man brewery but I have help from other companies to actually get my product made and packaged and put out on the market it's not just about producing a product that you really enjoy and want to sell and make money it's about producing a product that your neighbors and families and friends helped contribute to make this whole thing possible so like you know I never really want to just to make beer like how everyone else is making beer you know I really wanted to get out there to the fields into the hop yard and you know seeing the whole malting process and you know being a part of growing growing beer